EXHIBIT 21.1
Subsidiaries of Netezza Corporation

Name	Jurisdiction of Organization
Netezza Security Corporation	Massachusetts
Netezza International Corporation	Delaware
Netezza Pty Ltd	Australia
Netezza Japan, K.K.	Japan
Netezza Corporation Limited	United Kingdom
Netezza Canada Corporation	Ontario, Canada

Netezza GmbH	Germany
Netezza France SARL	France
Netezza Ireland Limited	Ireland
Netezza Italy S.r.l.	Italy
NuTech Solutions, Inc.	North Carolina
NuTech Solutions GmbH	Germany
NuTech Solutions Polska Sp. z.o.o.	Poland
Tizor Systems, Inc.	Delaware